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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Hollinger International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

435572AE2

(CUSIP Number)

David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, New York 10171
(212) 821-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: UBS AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,806,725

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,806,725

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,806,725

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.03%

14.	Type of Reporting Person (See Instructions): BK

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Item 1. Security and Issuer

Common Stock

Hollinger International Inc
712 Fifth Avenue
New York, NY 10019

Item 2. Identity and Background

UBS AG

Principal business: UBS AG is a major international banking and financial firm.
UBS AG’s principal business office is located at:
Bahnhofstrasse 45
CH-8021, Zurich, Switzerland

UBS AG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). UBS AG was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Stock (as defined above in Item 1) was working capital of UBS AG and the affiliates that purchased the subject securities.

Item 4. Purpose of Transaction

The shares of Common Stock were acquired for investment and proprietary trading purposes and not with the purpose or effect of changing or influencing control of the Issuer. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with such investment and risk arbitrage activities, but they have no present plans for any material additional acquisitions. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) — (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of the date of the event requiring the filing of this schedule, UBS AG beneficially owns, directly and indirectly, 3,806,725 shares of Common Stock of the Issuer, or 5.03 % of the class outstanding as of January 31, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist UBS AG and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None

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SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG

By: /s/ Teresa Ressel
Teresa Ressel
Managing Director

By: /s/ Per Dyrvik
Per Dyrvik
Managing Director

Date: February 22, 2005

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